UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Healthy Fast Food, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

359851102
(CUSIP Number)

October 21, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42223Y 10 8

1.	Name of Reporting Person	High Capital Funding, LLC
	Tax Identification No.	13-3921591

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power	450,000 **

6.	Shared Voting Power	0

7.	Sole Dispositive Power	450,000 **

8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	450,000 **

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)	9.2% **

12.	Type of Reporting Person	IV

** See Item 4 of this filing

Item 1(a)	Name of Issuer:
Healthy Fast Food,Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
1075 American Pacific, Ste. C Henderson, NV 89074

Item 2 (a)	Name of Person Filing:
High Capital Funding, LLC

Item 2 (b)	Address of Principal Business Office:
333 Sandy Springs Circle, Suite 230 Atlanta, GA 30328

Item 2 (c)	Citizenship:
Delaware

Item 2 (d)	Title of Class of Securities:
Common Stock, $0.001 par value

Item 2 (e)	CUSIP Number:
42223Y 10 8

Item 3. If this statement is filed pursuant to Section 240.13d-1(b)or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d- 1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A saving associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The information in items 1 and 5 through 8 on the cover page on Schedule 13G is hereby incorporated by reference.

**High Capital Funding, LLC (HCF) beneficially owns 225,000 shares of common stock and 225,000 Class C Warrants to purchase 225,000 shares of common stock, exercisable commencing no later than November 13, 2010. Prior to October 22, 2010 HCF also owned 50,000 Class A Warrants to acquire 50,000 shares of common stock, and 100,000 Class B Warrants to acquire 100,000 shares of common stock, all immediately exercisable. HCF disposed of the Class A and Class B Warrants on October 22, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:	Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:	Not Applicable

Item 8.	Identification and Classification of Members of the Group:	Not Applicable

Item 9.	Notice of Dissolution of Group:	Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 27, 2010

High Capital Funding, LLC

	By:	/s/ David A. Rapaport
Executive Vice President & General Counsel